FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2011.

Total number of pages: 6

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Reorganize Group Companies through Disposal of Treasury Stock by Sale, Share Exchange Transaction by a Subsidiary, and Mergers of Subsidiaries by Absorption

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on February 5, 2011 in Kyoto, Japan

Nidec to Reorganize Group Companies through Disposal of Treasury Stock by Sale,

Share Exchange Transaction by a Subsidiary, and Mergers of Subsidiaries by Absorption

Nidec Corporation (NYSE: NJ, “Nidec”) today announced that its Board of Directors determined at a meeting held today to dispose of a portion of its treasury stock through a third-party allotment in a series of transactions to reorganize its group companies, as described further below.

1.  Purpose of the Planned Group Company Reorganization

In an effort to achieve its goal of becoming the world’s leading manufacturer of all kinds of motors, Nidec has sought to strengthen its existing businesses and launched a new mid- to long-term growth strategy, “Vision 2015,” aiming to create a group of companies with a target sales level of 2 trillion yen in the fiscal year ending March 31, 2016.  As part of the strategy, Nidec seeks to achieve further organic growth with a focus on general motors for home appliances and industrial use as one of its core growth businesses.

In line with this strategic focus, Nidec has decided to seek expansion of its home appliance and industrial use general motor business by merging its subsidiaries engaging in the general motor business — Nidec Techno Motor Holdings Corporation (“NTMC”), Nidec Shibaura Corporation (“NSBC”) and Nidec Power Motor Corporation (“NPMC”) — and streamlining the research and development, manufacturing and sales operations relating to such general motors.

For this purpose, NPMC plans to merge into NSBC and become NSBC’s wholly-owned subsidiary (effective as of March 21, 2011) through a share exchange transaction between NPMC and NSBC where the shareholders of NPMC other than NSBC will receive shares of Nidec common stock as consideration for their NPMC shares (sankaku kabushiki koukan) (the “Share Exchange Transaction”).  Subject to the effectiveness of the Share Exchange Transaction, NPMC plans to merge into NSBC by absorption (effective as of March 21, 2011) (the “First Merger Transaction”).

Subsequently, NSBC plans to merge into NTMC by absorption (effective as of April 1, 2011) (the “Second Merger Transaction”).

Nidec plans to dispose of shares of its treasury stock by selling them to NTMC as part of the series of transactions described above to reorganize its group companies.  NTMC is expected to enter into the Share Exchange Transaction using the purchased shares of Nidec treasury stock as consideration.

＜Outline of Reorganization of Relevant Group Companies＞

2.  Schedule for the Planned Group Company Reorganization

February 5, 2011

Board Approval of the Disposal of Shares of Treasury Stock (Nidec)

Execution of Share Exchange Agreement (NTMC and NPMC)

Execution of Merger Agreement (NTMC and NPMC)

Execution of Merger Agreement (NTMC and NSBC)

March 21, 2011 (Plan)

Effective Date of Share Exchange Transaction (NTMC and NPMC)

Effective Date of Merger (NTMC and NPMC)

April 1, 2011 (Plan)

Effective Date of Merger (NTMC and NSBC)

(Note 1)

NTMC is expected to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act of Japan, and NPMC is expected to use a short-form share exchange procedure in accordance with Article 784, Paragraph 1, of the Company Act of Japan, where the approval of shareholders is not required in either case for the Share Exchange Transaction, as a result of which NPMC will become a wholly owned subsidiary of NTMC.

(Note 2)

NTMC is expected to use a simplified merger procedure in accordance with Article 796, Paragraph 3, of the Company Act of Japan, and NPMC is expected to use a short-form merger procedure in accordance with Article 784, Paragraph 1, of the Company Act of Japan, where the approval of shareholders is not required in either case for the First Merger Transaction, as a result of which NPMC will be absorbed into NTMC.

(Note 3)

NTMC is expected to use a simplified merger procedure in accordance with Article 796, Paragraph 3, of the Company Act of Japan, and NSBC is expected to use a short-form merger procedure in accordance with Article 784, Paragraph 1, of the Company Act of Japan, where the approval of shareholders is not required in either case for the Second Merger Transaction, as a result of which NSBC will be absorbed into NTMC.

3.  Disposal of Treasury Stock by Sale

(1)  Summary of the Planned Disposal of Treasury Stock by Sale

(1) Effective Date	March 18, 2011 (Friday)
(2) Number of Treasury Shares to Be Disposed of	1,162 shares
(3) Sale Price	7,870 per share
(4) Proceeds from Sale	9,144,940 yen
(5) Method of Disposal	Sale (Third-party Allotment)
(6) Purchaser	NTMC
(7) Other Information	None

(2)  Proceeds from Disposal of Treasury Stock by Sale

Gross Proceeds:

9,144,940 yen

Estimated Expenses Relating to Disposal:

　　 0 yen

Estimated Net Proceeds:

9,144,940 yen

(3)  Use of Proceeds

The planned disposal of treasury stock by sale is not for financing purposes but for the purpose of reorganizing Nidec’s group companies as described in “1. Purpose of the Planned Group Company Reorganization.”

(4)  Considerations as to Reasonableness of the Terms of Disposal of Treasury Stock by Sale

①

Basis for Determining the Terms of Sale (including Sale Price)

The sale price has been determined to be 7,870 yen, which is the closing price of Nidec common stock on the Osaka Securities Exchange on the day immediately prior to the relevant board approval (February 4, 2011).

②

Basis for Determining the Size of Sale and Dilutive Effect

Nidec expects that the planned disposition of treasury shares by sale will not have a significant dilutive effect on Nidec common stock or have a significant impact on the markets where Nidec common stock is traded as the percentage of the shares of treasury stock subject to the planned disposal by sale to the total issued shares of Nidec common stock is 0.0008%.

③

Confirmation of Purchaser’s Funds

Nidec has confirmed, based on NTMC’s financial statements and other information, that, in light of its sales, total assets and total equity and other financial indicators, NTMC has sufficient cash necessary for the purchase of the treasury shares Nidec plans to dispose to NTMC.

(5)  Overview of NTMC (as of March 31, 2010)

(1) Company name	Nidec Techno Motor Holdings Corporation
(2) Address	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto
(3) Company representatives	Kenji Sawamura Chairman Toshihiro Kimura President
(4) Description of business	Development and sales support for subsidiary products, and centralized purchasing of raw materials for subsidiaries
(5) Share capital	2,500 million yen
(6) Date of incorporation	September 25, 2009
(7) Number of issued shares	100,000
(8) Fiscal year end	March 31
(9) Number of employees	448
(10) Main customers	Nidec Shibaura Corporation, Nidec Power Motor Corporation
(11) Primary lending bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(12) Major shareholders and shareholding ratios	Nidec Corporation 100%
(13) Relationship between the companies party to the contemplated transaction	Capital	Nidec holds 100% of the outstanding shares (100,000 shares) of NTMC.
	Personnel	Four directors and one corporate auditor of Nidec concurrently serve as three directors and two corporate auditors of NTMC, respectively.
	Business	Nidec Corporation has loans outstanding to Nidec Techno Motor Holdings Corporation.
	Relationship as related parties	NTMC is a consolidated subsidiary of Nidec.
(14) Financial results and financial condition
Fiscal year	Ended March 31, 2010
Net assets	4,924 million yen
Net assets per share	49,249 yen 80 sen
Net sales	473 million yen
Operating loss	116 million yen
Ordinary loss	99 million yen
Net loss	75 million yen
Net losses per share	750 yen 19 sen
Annual dividend per share	None

(Note)

(1)

Fiscal years ended March 31, 2010, represent the period from September 25, 2009, the date of incorporation, to March 31, 2010.

(2)

Neither NTMC nor the officers or shareholder (investor) of NTMC are involved in any way with organized crime groups or other similar organizations, and a lesser confirming the same has been submitted to the Tokyo Stock Exchange.

(6)  Major Shareholders and Shareholding Ratios Immediately After the Disposal

Before the disposal	Immediately after the disposal and the Share Exchange Transaction
Shigenobu Nagamori 8.23%	Shigenobu Nagamori 8.23%
Japan Trustee Services Bank, Ltd. (Trust account) 6.94%	Japan Trustee Services Bank, Ltd. (Trust account) 6.94%
The Master Trust Bank of Japan, Ltd. (Trust account) 6.72%	The Master Trust Bank of Japan, Ltd. (Trust account) 6.72%
The Bank of Kyoto, Ltd. 4.08%	The Bank of Kyoto, Ltd. 4.08%
SN Kohsan, Ltd. 3.79%	SN Kohsan, Ltd. 3.79%
The Dai-ichi Life Insurance Co., Ltd. 3.04%	The Dai-ichi Life Insurance Co., Ltd. 3.04%
The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.42%	The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2.42%
Nippon Life Insurance Company 2.32%	Nippon Life Insurance Company 2.32%
Meiji Yasuda Insurance Company 2.19%	Meiji Yasuda Insurance Company 2.19%
MOXLEY AND CO. 1.96%	MOXLEY AND CO. 1.96%

(Note)

(1)

The above list is based on the shareholder registry as of September 30, 2010.

(2)

Nidec, holding 5,784,000 shares of treasury stock (3.98%) prior to the disposal (as of September 30, 2010), has been excluded from the list of major shareholders above.

(7)  Procedural Requirements under Regulations Relating to Codes of Corporate Conduct

Because (a) the expected dilution rate of the planned disposal of treasury stock by sale is smaller than 25% and (b) the planned disposal of treasury stock by sale is not expected to result in any change in control, Nidec is not required to comply with the procedural requirements under Section 432 of the Securities Listing Regulations of the Tokyo Stock Exchange or Section 2 of the Regulations on Corporate Codes of Conduct of the Osaka Securities Exchange to obtain an independent third party’s opinion on, or seek shareholder approval for, the planned disposal of treasury stock by sale.

4.  Transactions between Group Companies to Be Reorganized

(1)  Share Exchange Transaction between NTMC and NPMC

NTMC and NPMC are expected to enter into the Share Exchange Transaction, effective on March 21, 2011, as a result of which NPMC will become a wholly owned subsidiary of NTMC.

NTMC is expected to purchase from Nidec a portion of Nidec’s treasury stock prior to the effective date of the Share Exchange Transaction, as described in “3. Disposal of Treasury Stock by Sale,” and use the purchased shares as consideration for the NPMC shares held by the shareholders of NPMC other than NTMC in the Share Exchange Transaction.

(2)  Merger Transaction between NTMC and NPMC

Subject to the effectiveness of the Share Exchange Transaction, NTMC and NPMC are expected to enter into the First Merger Transaction, effective on March 31, 2011, where NPMC will be absorbed into NTMC.  No consideration will be paid in connection with the First Merger Transaction as it is conditioned upon NTMC owning 100% of NPMC.

(3)  Merger Transaction between NTMC and NSBC

NTMC and NSBC are expected to enter into the Second Merger Transaction, effective on April 1, 2011, where NSBC will be absorbed into NTMC.  No consideration will be paid in connection with the Second Merger Transaction as NTMC owns 100% of NSBC.

5.  Expected Impact on Financial Results

The planned disposal of treasury stock by sale is not expected to have a significant impact on Nidec’s results of operations for the fiscal year ending March 31, 2011 either on a consolidated basis or on a non-consolidated basis.  The Share Exchange Transaction, the First Merger Transaction and the Second Merger Transaction are not expected to have a significant impact on Nidec’s consolidated results of operations for the fiscal year ending March 31, 2011.

6.  Financial Results and Equity Finance for the Most Recent Three Fiscal Years

(1)  Financial Results for the Most Recent Three Fiscal Years (consolidated, in millions of yen)

Fiscal year	Ended March 31, 2008	Ended March 31, 2009	Ended March 31, 2010
Net assets	387,770	357,687	401,531
Total assets	671,714	702,884	692,791
Net assets per share (yen)	2,204.94	2,133.27	2,443.16
Net sales	724,361	610,803	587,459
Operating income	77,397	52,015	78,342
Ordinary profit	―	―	―
Net income	41,156	28,353	51,961
Net income per share (yen)	284.00	197.42	373.04
Annual dividend per share (yen)	55	60	65

(Note)

Nidec prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as follows:

- “Net assets” represents the sum of “shareholders’ equity” and “noncontrolling interests.”

- “Net assets per share” represents “shareholders’ equity per share.”

- “Ordinary profit” is omitted because there is no corresponding item under U.S. GAAP.

- “Net income” and “net income per share” represent “net income attributable to Nidec” and “net income attributable to Nidec per share,” respectively.

- Pursuant to FASB Accounting Statements Codification (ASC) 205-20, “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No. 144, “Accounting for the impairment or disposal of Long-Lived Assets.”), results of discontinued operations have been reclassified retrospectively in Nidec’s consolidated financial data.

(2)  Numbers of Issued Shares and Residual Securities (as of September 30, 2010)

	Number of shares	Ratio to number of issued shares
Number of issued shares	145,075,080	100％
Number of shares issuable upon conversion or exercise of residual securities at present convertible price (exercise price)	9,410,878	6.5％

(3)  Recent Stock Price Performance

①

Most recent three fiscal years

	Ended March 31, 2008	Ended March 31, 2009	Ended March 31, 2010
Opening price	7,650 yen	6,130 yen	4,450 yen
Highest price	7,690 yen	6,400 yen	10,040 yen
Lowest price	6,020 yen	4,260 yen	4,310 yen
Closing price	6,130 yen	4,400 yen	10,020 yen

②

Most recent six months

	August	September	October	November	December	January
Opening price	8,090 yen	7,380 yen	7,450 yen	7,900 yen	8,340 yen	8,330 yen
Highest price	8,330 yen	7,760 yen	8,020 yen	8,710 yen	8,910 yen	8,820 yen
Lowest price	7,050 yen	7,230 yen	6,890 yen	7,820 yen	8,210 yen	7,630 yen
Closing price	7,380 yen	7,420 yen	7,960 yen	8,380 yen	8,210 yen	7,730 yen

③

Stock price on the date immediately preceding the board approval for sale

February 4, 2011
Opening price	7,960 yen
Highest price	7,980 yen
Lowest price	7,870 yen
Closing price	7,870 yen

(4)

Equity finance for the most recent three fiscal years

Nidec determined, at a meeting of its Board of Directors held on September 2, 2010, to issue up to, and issued on September 21, 2010, an aggregate principal amount of 100 billion yen of euro yen convertible-bond-type bonds with stock acquisition rights due 2015 (including a greenshoe option of 20 billion yen).

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transactions not being realized, shifts in technology or user preferences for particular technologies, and changes in economic or regulatory environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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